UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 23, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the three-month period

ended March 31, 2018

English translation of the original prepared in Spanish for publication in Argentina

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2018 and December 31, 2017, and for the three-month periods ended March 31, 2018 and 2017. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2018 have been subject to a jointly review performed by Price Waterhouse & Co. S.R.L. ("Price") and Pistrelli, Henry Martin and Asociados S.R.L. The Company’s consolidated financial statements for the three-month periods ended March 31, 2017, 2016, 2015 and 2014 have been subject to a review performed by Price.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the three-month periods ended March 31, 2018 and 2017:

Overview

For the three-month period ended March 31, 2018, the Company has reported a total comprehensive income of Ps. 1,734.9 million, compared with a total comprehensive income of Ps. 664.8 million reported in the same period last year, representing a Ps. 1,070.1 million increase.

This positive variation was mainly due to the increase in operating income of Ps. 1,531.2 million, which amounted to Ps. 2,598.6 million for the three-month period ended March 31, 2018

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compared with an operating income of Ps. 1,067.3 million obtained in the same period of the previous year.

Revenues derived from Natural Gas Transportation segment in the first quarter of 2018 increased by Ps. 1,452.3 million, compared to the same period in 2017. This positive variation is mainly due to the effect of the full application throughout the 2018 period of the tariff increase granted by Resolution No. 120/2017 (the “Resolution 120”) as of December 1, 2017, and the increase granted pursuant to Resolution No 4362/2017 (the “Resolution 4362”), effective starting April 1, 2017. On the other hand, revenues derived from Liquids Production and Commercialization segment increased by Ps. 831.4 million, compared to the same period last year. This positive variation is mainly due to the increase in the reference prices of liquids shipped. These effects were partially offset by higher operating costs and administration and selling expenses of Ps. 785.9 million.

The net financial results showed a negative variation of Ps. 140.9 million, mainly as a result of the higher depreciation of the Argentine peso during the first three months of 2018 compare to the same period last year. This effect was partially offset by higher interest income generated by financial assets.

On March 27, 2018, the Executive Branch of Argentina issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

As a result of the foregoing, (i) TGS is entitled to the final tariff increase stipulated in Resolution 4362 (finally granted by Resolution No. 310/2018 –“Resolution 310”-), and (ii) TGS and its shareholders must withdraw before June 26, 2018 any claims made against the Government due to the impact in its business as a result of the Public Emergency Law, including the ICSID Claim.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 44.0% and 28.4% of TGS’ total net revenues during the three-month period ended March 31, 2018 and 2017, respectively. These business segment´s revenues are mainly derived from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services for the Natural Gas Transportation facilities, which belong to the gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. In November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets which belong to the Gas Trusts.

Revenues derived from Natural Gas Transportation segment in the first quarter of 2018 increased by Ps. 1,452.3 million, compared to those obtained in the same period of 2017. The increase is mainly due to the combined effect of the full application throughout the 2018 period of the tariff increase granted by Resolution 120, and the increase granted pursuant to Resolution 4362, effective starting on April 1, 2017.

On March 27, 2018, ENARGAS issued Resolution 310 by which the final increase is granted as a result of the completion of the RTI process. This 50% increase over the natural gas transportation service tariff and the CAU became effective as of April 1, 2018.

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Production and Commercialization of Liquids

Liquids Production and Commercialization segment revenues accounted for approximately 50.2% and 64.7% of the total net revenues in the three-months periods ended March 31, 2018 and 2017, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices.

Liquids Production and Commercialization segment revenues reached Ps. 2,485.7 million in the three-month period ended March 31, 2018, a 50.3% increase or Ps. 831.4 million in comparison with the same period of 2017. The main cause of the increase in net revenues corresponds to the increase in international reference prices in the first three months of 2018.

In addition, and favoring the positive impact of international reference prices, total volumes shipped increased by 3.4% or 8,572 short tons in the first quarter of 2018 compared to the same period in 2017. It is worth noting that the increase in tons dispatched was due to the greater volumes of ethane delivered to Polisur. This effect was partially offset by lower tons exported.

On March 27, 2018, the Secretary of Hydrocarbon Resources (“SRH”) issued Resolution No 5/2018 by which, as from April 1, 2018, increases the price of the products contributed to the Households with Bottles Program, being Ps. 5,416 and Ps. 5,502 per ton of butane and propane, respectively.

Regarding the ethane contract, its maturity date was effective on May 1, 2018. After that date, the Company continued delivering said product to Polisur normally while negotiations to reach a new agreement take place.

Finally, on January 8, 2018, the Company succeeded in concluding with Petrobras Global Trading B.V. a sale agreement for natural gasoline, which will be valid until January 2019.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues increased by Ps. 108.4 million in the first quarter of 2018 compared to the same period of the previous year. The increase corresponds mainly to higher operating and maintenance services and the effect of the variation in the exchange rate on sales denominated in US dollars.

It is important to mention that on April 3, 2018, the Company, the Undersecretariat of Energy, Mining and Hydrocarbons of the province of Neuquén and Gas y Petróleo de Neuquén S.A., signed an agreement which grants TGS the transport concession and allow TGS to invest in a gathering pipeline and a treatment plant which will cross a number of fields in the Vaca Muerta formation. The agreement was subsequently ratified by Decree No. 379/18 of the Executive Power of the Province of Neuquén.

The gathering pipeline, which will connect the Rincón La Ceniza area to the main transportation systems, will have a transportation capacity of 1.3 Bcf/d and a length of 57 miles. The treatment plant, which will adapt the quality of the natural gas before it enters the main natural gas transportation pipelines, will have an initial capacity of 177 MMcf/d. The amount of the

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investment related to the project’s first stage is estimated in US$ 250 million and its execution will be implemented throughout the rest of the year 2018 and during part of the year 2019.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses increased approximately Ps. 785.9 million, or 50.5% in the three-month period ended March 31, 2018 when compared to the same period last year. This variation is mainly due to: (i) the increase in the price of natural gas used as Replacement of Thermal Plant Reduction in the Cerri Complex (“RTP”), (ii) higher fees and third party services mainly for the operation of the natural gas transportation system, (iii) the turnover tax charge, and (iv) higher labor costs.

The following table shows the main components of cost of sales and administrative and selling expenses and its main variations for the three-month periods ended March 31, 2018 and 2017:

Other operating results

The other operating results recorded a negative variation of Ps. 74.9 million mainly explained by the positive result registered in the first quarter of 2017 due to the recovery obtained from the loss that occurred in the Polisur production plant. This effect was partially offset by a lower negative charge for provisions for contingencies in the first quarter of 2018.

Net financial results

The negative financial results for the three-month period ended March 31, 2018 had a negative effect of Ps. 140.9 million compared to the same period of 2017.  The breakdown of net financial expense is as follows:

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This negative variation is mainly due to the impact of the foreign exchange rate loss, net for Ps. 229.8 million as a result of the depreciation of the Argentine peso with respect to the US dollar occurred in the first quarter of 2018, as opposed to the appreciation of the same period of 2017.

The selling exchange rate for the peso ended on March 31, 2018 in a value of Ps. 20.149 per US dollar, representing an increase of 8.0% (or Ps. 1.50 per US dollar) respect to the exchange rate in place at the year ended 2017. As of March 31, 2017, the exchange rate had suffered a decrease in 3.1% (or Ps 0.50 per US dollar) when compared with the listed price at the end of the year 2016.

This effect was partially offset by higher interest income generated by financial assets. This variation was mainly due to higher capital invested. On the other hand, interest generated by liabilities increased due to the increase of the exchange rate.

Income tax expense

For the three-month period ended March 31, 2018, TGS reported a Ps. 729.4 million income tax loss, having reported in the same period of 2017 an income tax loss of Ps. 409.0 million. This negative variation is due to the higher taxable income in the first quarter of 2018. This effect was partially offset by a decrease in the income tax rate (from 35% to 30%) according to Law No. 27,430.

2. Liquidity

The Company’s primary sources and application of funds during the three-month periods ended March 31, 2018 and 2017 are shown in the table below:

The net positive variation in cash and cash equivalents in the first three-months of 2018 was Ps. 1,070.9 million higher than the cash and cash equivalents variation reported in the first three-months of 2017.

The increase in the net cash flow was due to a higher cash flow generated by operations for Ps. 1,008.4 million, primarily as a result of the improvement in operating income, partially compensated by higher income tax payments and a negative variation in the working capital.

On the other hand, the net cash flow used for investing activities rose by Ps. 61.4 million as a result of an increase in financial assets not considered cash equivalents. This effect was partially offset by higher capital expenditures related to the Five-Year Investment Plan committed according to the provisions of the RTI.

On May 2, 2018, within the framework of the Short and Medium Term Notes Program for a maximum amount of US$700,000,000 approved by the CNV (the "2017 Program"), the Company issued the Series 2 Notes (the "2018 Notes") according to the following characteristics:

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	2018 Notes

Amount in US$	500,000,000
Interest Rate	6.75% anual
Issuance price	99.725%
	Scheduled payment date	Percentage of original principal amount
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The net cash flow of the 2018 Notes was US$ 495.5 million. The Company will allocate the net funds received to the (i) purchase of Series 1 notes (and related expenses), (ii) redemption of Series 1 notes and (iii) capital expenditures.

On April 19, 2018, the Company made a tender offer to purchase the 2014 Notes to its financial creditors. The acceptance period for this offer expired on April 26, 2018. As a result of that, on May 2, 2018, the Company paid a total of US$ 86.5 million for said repurchase of securities.

After such cancellation, the total amount of the outstanding debt for the 2014 Notes amounts to US$ 111,5 million.

Additionally, on May 2, 2018, TGS informed the decision adopted at the Board of Directors’ Meeting held on April 13, 2018, by which the balance remaining on the date of redemption of the 2014 Notes will be redeemed. Said redemption will be made on June 1, 2018 for an amount of US$ 74,3 million at a price equivalent to 104.813% of the nominal value plus interest accrued.

3. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of March 31, 2018, 2017, 2016, 2015 and 2014:

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4. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the three-month periods ended March 31, 2018, 2017, 2016, 2015 and 2014:

5. Consolidated Cash Flows Summary

Summary of the consolidated cash flows information for the three-month periods ended March 31, 2018, 2017, 2016, 2015 and 2014:

6. Statistical Data (Physical Units)

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7. Comparative ratios

8. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine pesos per share)

	2018	2017	2016	2015	2014
January	90.05	32.40	17.00	7.60	4.13
February	83.15	36.80	21.00	9.10	4.20
March	81.75	43.90	17.30	12.70	4.58
April	78.05	46.30	18.00	12.00	5.14
May		53.30	18.00	10.80	6.45
June		56.40	19.90	11.40	5.57
July		54.00	19.55	11.10	6.08
August		61.30	18.25	11.65	7.04
September		72.00	20.80	10.90	10.00
October		76.00	22.40	16.70	8.78
November		73.85	25.60	17.70	9.00
December		83.00	29.60	17.05	7.80

9. Outlook

The end of the RTI process constitutes a fundamental milestone in the tariff recomposition of the Company as it generates a certainty framework for the Natural Gas Transportation business that will allow TGS to accompany the energy development of Argentina.

For this process, the Five-Year Investment Plan is crucial as it will ensure that the pipeline system responds to the needs derived from the development of the country's gas reserves. TGS will focus on management to achieve compliance and maintenance of the five-year plan mentioned above. This will continue enabling us to develop a reliable and safe Natural Gas Transportation business, which has characterized this Company in its 26 years of existence.

In the Liquids Production and Marketing segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins. In addition, the Company will work in maximizing the access to RTP at reasonable costs, in a context of higher cost of natural gas and in a framework of recovery of the sale prices of the products destined to the supply programs to the local market. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation

In the "Other Services and Telecommunications" segments, in an even more challenging framework, the focus will be on developing attractive businesses that allow us to anticipate the needs of our clients and industries, showing the excellence with which TGS provides services and satisfies his needs. The Argentina's energy development requires a great effort from all stakeholders and TGS gets ready to have a leading role.

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In financial terms, TGS plans to access financing to carry out the implementation of the demanding Five-Year Investment Plan and investment projects of non-regulated businesses. The objective of the Company is to maintain an optimal capital structure in accordance with its investment needs, at a reasonable financing cost, in order to maximize profitability for shareholders.

As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, May 9, 2018

      Gustavo Mariani

                               Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(Stated in thousands of pesos as described in Note 3)

| | Notes | 03/31/2018 | 12/31/2017* |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 13 | 7,093,526 | 6,480,361 |
| Investments in associates | 10 | 3,222 | 3,065 |
| Other financial assets at amortized cost | 9.n. | 12,978 | 14,473 |
| Other financial assets at fair value through profit or loss | 8.1 | - | - |
| Deferred income tax asset | | 963 | 528 |
| Other receivables | 9.a. | 11,772 | 12,106 |
| Trade receivables | 9.b. | 1,296 | 3,055 |
| **Total non-current assets** | | **7,123,757** | **6,513,588** |
| **Current assets** | | | |
| Other receivables | 9.a. | 603,318 | 695,316 |
| Inventories | | 165,180 | 105,996 |
| Trade receivables | 9.b. | 2,158,796 | 2,033,540 |
| Contract assets | | 25,792 | - |
| Other financial assets at amortized cost | 9.n. | 1,453,903 | 1,445,428 |
| Other financial assets at fair value through profit or loss | 9.m. | 160,221 | 220,229 |
| Cash and cash equivalents | 9.c. | 4,744,744 | 2,652,803 |
| **Total current assets** | | **9,311,954** | **7,153,312** |
| **Total Activo** | | **16,435,711** | **13,666,900** |
| **EQUITY** | | | |
| Common stock | | 1,345,300 | 1,345,300 |
| Legal Reserve | | 269,059 | 269,059 |
| Future dividends reserve | | 912,010 | 912,010 |
| Accumulated retained earnings | | 4,528,157 | 2,793,263 |
| Non-controlling interests | | 5 | 8 |
| **Total equity** | | **7,054,531** | **5,319,640** |
| **LIABILITES** | | | |
| **Non-current liabilities** | | | |
| Deferred tax liabilities | 15 | 238,540 | 273,390 |
| Advances from customers | 9.e. | - | 298,169 |
| Contract liabilities | 9.d. | 294,097 | - |
| Loans | 14 | 3,401,705 | 3,169,760 |
| **Total non-current liabilities** | | **3,934,342** | **3,741,319** |
| **Current liabilities** | | | |
| Provisions | 16 | 212,193 | 196,349 |
| Contract Liabilities | 9.d. | 75,743 | - |
| Advances from customers | 9.e. | - | 81,004 |
| Other payables | 9.f. | 33,461 | 33,547 |
| Taxes payables | 9.g. | 103,514 | 96,557 |
| Income tax payable | | 1,838,925 | 1,180,704 |
| Payroll and social security taxes payable | 9.o. | 208,416 | 235,207 |
| Loans | 14 | 1,535,089 | 1,329,270 |
| Trade payables | 9.h. | 1,439,497 | 1,453,303 |
| **Total current liabilities** | | **5,446,838** | **4,605,941** |
| **Total liabilities** | | **9,381,180** | **8,347,260** |
| **Total equity and liabilities** | | **16,435,711** | **13,666,900** |

* The Company has applied for the first time IFRS 15 and IFRS 9 on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Stated in thousands of pesos as described in Note 3)

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

| | 2018 | 2017* |
|---|---|---|
| **CASH FLOWS PROVIDED BY OPERATING ACTIVITIES** | | |
| Total comprehensive income for the period | 1,734,895 | 664,816 |
| **Reconciliation of total comprehensive income to cash flows provided by operating activities:** | | |
| Depreciation of Property, Plant and Equipment | 102,738 | 80,897 |
| Disposal of Property, Plant and Equipment | 2,107 | 1,946 |
| Share of profit from associates | (157) | (66) |
| Increase in allowances and provisions | 13,903 | 71,334 |
| Interest expense accrual | 134,360 | 89,790 |
| Financial results from Other financial assets other than Cash and cash equivalents | (55,948) | 6,836 |
| Income tax | 729,480 | 409,018 |
| Foreign exchange loss | 161,607 | (92,249) |
| Undoubtful accounts | - | (19,703) |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (173,322) | 113,903 |
| Other receivables | 92,332 | (102,708) |
| Inventories | (59,184) | 58,834 |
| Trade payables | (429,818) | (163,961) |
| Contract assets | (25,792) | - |
| Payroll and social security taxes | (26,791) | (16,187) |
| Taxes payables | 12,233 | (16,575) |
| Income tax | - | (9,230) |
| Other payables | (86) | 727 |
| Provisions | 1,941 | (2,871) |
| Interest paid | - | (40) |
| Income tax paid | (105,861) | (1,081) |
| Contract Liabilities | (9,221) | - |
| Advances from customers | - | 17,524 |
| **Cash flows provided by operating activities** | 2,099,416 | 1,090,954 |
| **CASH FLOWS USED IN INVESTING ACTIVITIES** | | |
| Additions to property, plant and equipment | (305,586) | (193,154) |
| Financial assets not considered cash equivalents | 184,520 | 10,656 |
| **Cash flows used in investing activities** | (121,066) | (182,498) |
| **CASH FLOWS USED IN FINANCING ACTIVITIES** | | |
| Payment of loans | - | (1,052) |
| Dividends paid to the non-controlling interest | (4) | - |
| **Cash flows used in financing activities** | (4) | (1,052) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 1,978,346 | 907,404 |
| **Cash and cash equivalents at the beginning of the year** | 2,652,803 | 1,555,089 |
| **Foreign exchange gain on Cash and cash equivalents** | 113,595 | (28,870) |
| **Cash and cash equivalents at the end of the period** | 4,744,744 | 2,433,623 |

* The Company has applied for the first time IFRS 15 and IFRS 9 on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

For supplemental cash flow information see Note 6.

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) approved the amendment of TGS’ bylaws (the “Statutory Modification”) in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Law. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores ("CNV"), which has made up the Statutory Modification through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification, which finally was approved by the General Inspection of Justice on July, 25, 2017.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Argentine Branch and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA.

The current shareholding structure of CIESA is the result of the transaction carried out on July 27, 2016, by which: (i) Pampa Energía S.A. and its subsidiary Pampa Participaciones SA sold all of the capital stock and votes of its ownership in PEPCA in favor of GIP (by 51%), WST (by 45.8%) and PCT (by 3.2%), and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, with a holding of 55% and 45%, respectively (the "Transaction").

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

On July 27, 2016, Pampa Energía SA acquired from an affiliate of Petroleo Brasileiro SA the total shareholding and votes of Petrobras Participaciones S.L., the controlling company of Petrobras Argentina S.A., and consequently the indirect control of Petrobras Hispano Argentina S.A.

On August 9, 2016, ENARGAS authorized the change of share control in CIESA, approving through Resolution No. I/3939: (i) the acquisition by Pampa Energía of the entire shareholding that Petrobras Participaciones S.L. held in Petrobras Argentina; (ii) the acquisition by GIP, WST and PCT of PEPCA shareholding; (iii) the transfer of rights made by Pampa Energía to GIP and PCT and, (iv) the replacement of The Royal Bank of Scotland N.V. Argentine Branch as Trustee of the Trust, by TMF Trust Company (Argentina) S.A.

On December 7, 2016, Pampa Energía, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. (jointly "Pampa Group") requested authorization from ENARGAS to exercise the exchange option (the "Exchange") provided for in the Transaction. The Exchange consists of a series of transfers by which Pampa Group transfers to GIP and PCT 40% of the capital stock of CIESA, while GIP and PCT transfer to Petrobras Hispano Argentina S.A. their status as Beneficiaries of the Trust. Thus, the Exchange did not modify GIP, PCT and WST percentage ownership of CIESA, and thereby TGS. Finally, the Exchange was approved by ENARGAS on December 29, 2016, and notified to CIESA on January 17, 2017.

As a result of the Transaction and the Exchange, GIP, WST and PCT hold 50% of CIESA's capital stock in the following proportions: GIP 27.10%, WST 4.58% and PCT 18.32%, while Pampa Group holds the remaining 50%.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina S.A approved the merger commitment mentioned above. The merger will be effective as of November 1, 2016. At the date of issuance of these consolidated financial statements, the administrative compliance of the merger is still pending by the controlling bodies.

The merger was effective as from November 1, 2016, the date on which the transfer to the acquiring company of all the rights and obligations, assets and liabilities of the absorbed company takes effect.

On April 26, 2018, the CNV notified to the Board of Directors the approval of the merger, which was registered in the Public Registry on May 2, 2018.

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the three-month periods ended March 31, 2018 and 2017 in compliance with the provisions of the New Text 2013 of the CNV. In these condensed interim consolidated financial statements, TGS and its consolidated subsidiaries (Telcosur and CTG Energía S.A. (“CTG”)), are jointly referred to as “the Company”.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on May 9, 2018.

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013.

These condensed interim consolidated financial statements do not include all information and disclosures required for annual financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2017 issued on March 7, 2018.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed data reflecting subsidiary control as of March 31, 2018 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services
CTG Energía S.A. (1)	100.00	December 31	Electrical power related services

(1) This company was acquired on August 8, 2017.

The subsidiary CTG Energía S.A. does not record operations or significant assets and liabilities.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiaries, unless otherwise stated.

IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. For this purpose, in general terms, the inflation produced from the date of acquisition or from the date of revaluation, as appropriate, should be included in non-monetary items. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

As of March 31, 2018, for companies in Argentina, it is not possible to compute the cumulative inflation rate for the three-year period ended on that date based on official data of the Instituto Nacional de Estadísticas y Censos (“INDEC”), because in October 2015, INDEC ceased to compute the Wholesale Price Index, and started to compute it again as from January 2016.

At the end of the reporting period, as a result of: (i) local inflation data has not been reported consistently, (ii) the slowdown in inflation as from the second half of 2016 and (iii) inconclusive qualitative indicators, the Argentine peso does not meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29 and, therefore, these consolidated financial statements have not been restated in constant currency.

However in recent years, certain macroeconomic variables affecting the Company's operations, such as payroll costs, exchange rate, prices of inputs and services, have had significant annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these condensed interim consolidated financial statements.

4.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2017, except for what it is mentioned below:.

Effective January 1, 2018, the Company has begun to apply the provisions of IFRS 15 for revenue recognition and IFRS 9 for the recognition of Financial Instruments.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS 15 Revenue from contracts with customers

The Company has adopted IFRS 15 using the modified retrospective method. Accordingly, the information presented as of December 31, 2017 and for the three month period ended on March 31, 2017 has not been restated.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify its performance obligations. IFRS 15 introduces a 5-step approach to recognize revenue:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Given the analysis carried out by management, the Company has concluded that revenue recognition practices, in accordance with IAS 18, 11 and related interpretations in force as of December 31, 2017, are consistent with IFRS 15 practices. Accordingly, the Company did not recognize any initial impact in its retained earnings as of January 1, 2018.

The Company has made certain reclassifications on the statement of financial position in order to reflect classification and terminology used by IFRS 15. They correspond to the contract liabilities in relation to the advances from customers as prepayments for services to be rendered, which were previously presented as “Advances from Customers” line items (Ps. 379,173 as of January 1, 2018).

The following table shows the impact in the Statement of Financial Position as January 1, 2018:

In addition, as of March 31, 2018, the Company has recognized Contract Assets for unbilled work in progress by Ps. 25,792.

In Note 8 – Business Segment, the Company includes disaggregated revenue information from contract with customers into categories that depict the nature, amount and timing of its revenues.

The Company's accounting policies for the recognition of revenues as set forth in IFRS 15 are included below:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

affected by the natural gas transportation service corresponding to the expansions promoted by the Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by the ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, TGS recognizes its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by the ENARGAS, the consideration is received within said calendar month.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account, and (ii) other liquid services.

Domestic Market

In the domestic market, TGS sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the Secretary of Hydrocarbon Resources (“SHR”). For more information, see note 17. Regulatory framework for the consolidated financial statements as of December 31, 2017.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the Ministry of Energy ("MINEM") based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.A., the only customer to whom this product is sold. This contract has an extension of one year. Pursuant to this agreement, the ethane price is calculated by each party and is subject to adjustments, including the quantity of ethane dispatch. This agreement also includes take or pay (“TOP”) and deliver or pay (“DOP”) commitments for minimum annual quantities. For the estimation of the price of the transaction, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Foreign Market

In the external market, the Company markets propane, butane and natural gasoline to international traders ("traders") and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and external market sales, TGS transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the customer or the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Other liquids services

Our Liquids production and commercialization segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted at the Cerri Complex to facilities located in Puerto Galván.

Revenues from sales are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Other services

Midstream

The services included in the Other Services segment consist mainly of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity. In addition, the Company also provides gas pipeline operation, inspection and maintenance services.

Revenues from sales of this business segment are recognized in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed amount per volume of natural gas processed. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenue from the Company's participation in the joint operation with SACDE Sociedad Argentina de Construccion y Desarrollo Estratégico S.A. ("SACDE") ("UT"), which correspond to the construction activities provided by it, are recognized based on the physical progress of the work. To calculate the costs associated with such income, the UT adopts the criterion of applying the estimated final margin for the work to the accrued income in each year.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of this business segment.

Financing components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS 9 – Financial Instruments

IFRS 9 replaces, as from January 1, 2018, IAS 39 Financial Instruments: Recognition and Measurement, bringing together the three aspects of the accounting of financial instruments: classification and measurement; impairment; and hedge accounting.

The Company has applied IFRS 9 retroactively, starting on January 1, 2018.

Given the analysis carried out by management, the Company did not record any adjustments to the accumulated earnings as of January 1, 2018, since the Company's practices as of January 1, 2018 were consistent with IFRS 9. Therefore, the application of the IFRS 9 did not imply that the Company should make changes to the disclosures made as of December 31, 2017 in its financial statements.

The Company made use of the exemption that allows it not to restate the comparative information of previous years with respect to changes in classification and measurement (including impairment). As a result, the Company did not apply the requirements of IFRS 9 to the comparative period presented, which is why the comparative information as of December 31, 2017 and for the three-month period ended March 31, 2017 was not modified.

a)

Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

However, IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial asset and the company's business model. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

- amortized cost; if the financial assets are kept within a business model whose objective is to obtain contractual cash flows that represent only payment of principal and interest;

- fair value with changes in other comprehensive income, if financial assets are held in a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; or

- fair value through profit or loss, residual category comprising financial instruments that are not held under one of the two business models indicated above, including those held for trading and those designated at fair value on initial recognition.

The table below shows a comparison of the measurement criteria used for financial assets according to IAS 39, in contrast to the criteria used since the adoption of IFRS 9:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an “expected credit loss” (ECL) model. This will require that considerable judgment be applied with respect to how changes in economic factors affect ECL, which will be determined on a weighted average basis. The ECL result from the difference between the contractual cash flows and the flows at current value that the Company expects to receive.

The new impairment model will be applicable to financial assets measured at amortized cost or at fair value through changes in other comprehensive income, except for investments in equity instruments, and to the assets of contracts recognized under IFRS 15.

Under IFRS 9, allowances for losses will be measured using one of the following basis:

• Expected credit losses of 12 months: These are expected credit losses that result from possible default events within 12 months after the filing date; and

• Expected credit losses during the life of the asset: These are expected credit losses that result from possible events of default during the expected life of a financial instrument.

Given the nature of the clients with which TGS operates and its history of uncollectibility, the Company did not identify that the change in approach to the impairment method in accordance with that proposed by IFRS 9 results in the recognition of any adjustment to the balances at January 1, 2018

In addition, in the case of financial investments and in accordance with current investment policies, the Company monitors the credit rating and the credit risk that these instruments have. Based on the analysis made, the Company did not identify that any adjustment should be made to the balances as of January 1, 2018 of said instruments.

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim financial statements, the key assumptions used to make such estimates are the same as those applied in the consolidated financial statements for the year ended December 31, 2017.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the three-month periods ended March 31, 2018 and 2017 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the MINEM and the Secretariat of Hydrocarbons Resources.

Detailed information on each business segment for the three-month periods ended March 31, 2018 and 2017 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Disaggregation of net revenues

Below is a table in which net revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Net Revenues as of March 31, 2018 according to the type of service in each business segment:

a)

Natural gas transportation:

b)

Production and commercialization of Liquids:

c)

Other Services

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Contract Liabilities

Contract liabilities are denominated in pesos.

For additional information see Note 4 – “IFRS 15, revenue recognition.”

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Advances from customers

Advances from customers are denominated in pesos.

f)

Other payables

Other payables are denominated in pesos.

g)

Taxes payables

Taxes payables are denominated in pesos.

h)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

i)

Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

j)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law for the three-month period ended March 31, 2018 and 2017

| Accounts | 2018 Total | 2018 Operating expenses: Regulated Activities | 2018 Operating expenses: Non Regulated Activities | 2018 Administrative expenses | 2018 Selling expenses | 2018 Financial expenses / (income) | 2017 Total |
|---|---|---|---|---|---|---|---|
| Salaries, wages and other compensations | 279,427 | 140,720 | 76,182 | 48,145 | 14,380 | - | 220,420 |
| Social security taxes | 69,428 | 29,917 | 15,541 | 18,806 | 5,164 | - | 48,826 |
| Compensation to Directors and Supervisory Committee | 2,438 | - | - | 2,438 | - | - | 2,509 |
| Professional services fees | 38,288 | 1,847 | 11,908 | 22,172 | 2,361 | - | 8,767 |
| Technical operator assistance fees | 194,367 | 115,840 | 78,527 | - | - | - | 79,507 |
| Materials | 17,290 | 4,528 | 12,762 | - | - | - | 10,513 |
| Third parties services | 43,327 | 15,854 | 23,095 | 3,743 | 635 | - | 27,924 |
| Telecommunications and post expenses | 3,551 | 609 | 565 | 2,308 | 69 | - | 1,855 |
| Rents | 1,367 | 440 | 154 | 713 | 60 | - | 1,189 |
| Transports and freight | 10,276 | 6,188 | 3,226 | 861 | 1 | - | 8,124 |
| Easements | 12,441 | 12,441 | - | - | - | - | 4,604 |
| Offices supplies | 2,141 | 235 | 797 | 1,069 | 40 | - | 587 |
| Travels expenses | 6,334 | 2,666 | 980 | 2,195 | 493 | - | 3,394 |
| Insurance | 9,025 | 5,226 | 3,097 | 699 | 3 | - | 7,488 |
| Property, plant and equipment maintenance | 110,603 | 88,901 | 18,683 | 3,019 | - | - | 58,349 |
| Depreciation of property, plant and equipment | 102,738 | 62,663 | 30,595 | 9,480 | - | - | 80,897 |
| Taxes and contributions | 212,118 | 38,568 | 5,653 | 337 | 167,560 | - | 102,168 [1] |
| Advertising | 56 | - | - | - | 56 | - | 63 |
| Doubtful accounts | - | - | - | - | - | - | (19,703) |
| Banks expenses | 792 | - | - | 792 | - | - | 955 |
| Interests expense | 136,474 | - | - | - | - | 136,474 | 107,523 |
| Foreign exchange loss | 396,479 | - | - | - | - | 396,479 | (131,873) |
| Other financial charges | 22,329 | - | - | - | - | 22,329 | 20,772 |
| Costs of services rendered to third parties | 17,333 | - | 17,333 | - | - | - | 18,524 |
| Other expenses | 9,593 | 2,158 | 2,184 | 4,856 | 395 | - | 4,663 |
| Total 2018 | 1,698,215 | 528,801 | 301,282 | 121,633 | 191,217 | 555,282 | |
| Total 2017 | | 274,465 | 249,807 | 75,590 | 71,761 | (3,578) | 668,045 |

[1] Includes tax on exports of Ps. 1,108 for the three-month period ended March 31, 2018.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)

Net financial results

l)

Other operating (expense) / income

m)

 Other financial assets at fair value through profit or loss

Other financial assets at fair value through profit or loss are denominated in US dollars.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

n)

Other financial assets at amortized cost

The breakdown of other financial assets at amortized cost based on its currency of origin is the following:

o)

Payroll and social security taxes payable

Other financial assets at fair value through profit or loss are denominated in Argentine pesos.

10.

INVESTMENTS IN ASSOCIATES

11.

JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results as of March 31, 2018 is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.

SHARE OF PROFIT FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

13.

PROPERTY, PLANT AND EQUIPMENT

| | 03/31/2018 | | | | | | | | | | | 12/31/2017 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | |
| Cuenta principal | Beginning of the year | Additions | Retirements | Transfers | End of the period | Accumulated at the beginning of the year | Retirements | For the period | Rate % | Accumulated at at the end of the period | Net book value | Net book value |
| Pipelines | 3,922,517 | - | - | 101,411 | 4,023,928 | 1,698,045 | - | 24,457 | 2.2 | 1,722,502 | 2,301,426 | 2,224,472 |
| Compressor plants | 1,844,283 | - | - | 179,675 | 2,023,958 | 1,084,521 | - | 29,498 | 3.3 a 25 | 1,114,019 | 909,939 | 759,762 |
| Other industrial plants | 2,868 | - | - | - | 2,868 | 748 | - | 24 | 3.3 | 772 | 2,096 | 2,120 |
| Stations of regulation and/or measurement of pressure | 141,882 | - | - | 547 | 142,429 | 98,639 | - | 997 | 4.0 | 99,636 | 42,793 | 43,243 |
| Other technical installations | 31,547 | - | - | - | 31,547 | 22,931 | - | 251 | 6.7 | 23,182 | 8,365 | 8,616 |
| Subtotal assets related to natural gas transportation service | 5,943,097 | - | - | 281,633 | 6,224,730 | 2,904,884 | - | 55,227 | | 2,960,111 | 3,264,619 | 3,038,213 |
| Assets related to natural gas upstream service | 1,115,095 | 3,210 | - | 4,246 | 1,122,551 | 228,698 | - | 22,757 | 3.3 a 25 | 251,455 | 871,096 | 886,397 |
| Assets related to liquids production and commercialization service | 886,654 | - | - | 111,583 | 998,237 | 600,224 | - | 5,775 | 3.3 | 605,999 | 392,238 | 286,430 |
| Lands | 10,926 | 22,224 | - | - | 33,150 | - | - | - | - | - | 33,150 | 10,926 |
| Buildings and constructions | 229,576 | - | - | 10,520 | 240,096 | 111,076 | - | 1,228 | 2.0 | 112,304 | 127,792 | 118,500 |
| Fittings and features in building | 34,663 | - | - | 5,735 | 40,398 | 8,480 | - | 387 | 4.0 | 8,867 | 31,531 | 26,183 |
| Machinery, equipment and tools | 107,201 | 30,800 | - | 2 | 138,003 | 45,552 | - | 2,677 | 6.7 a 10 | 48,229 | 89,774 | 61,649 |
| UT Machinery, equipment and tools | - | 471 | - | - | 471 | - | - | 61 | 6.7 a 10 | 61 | 410 | - |
| Computers and Telecommunication systems | 519,694 | - | - | 95,964 | 615,658 | 395,699 | - | 10,718 | 6.7 a 20 | 406,417 | 209,241 | 123,995 |
| Vehicles | 73,505 | 1,449 | - | - | 74,954 | 33,860 | - | 2,432 | 20 | 36,292 | 38,662 | 39,645 |
| Furniture | 15,000 | - | - | - | 15,000 | 13,204 | - | 58 | 10 | 13,262 | 1,738 | 1,796 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 120,070 | - | 1,418 | 4 | 121,488 | 55,784 | 57,202 |
| Materials | 622,559 | 96,266 | 2,107 | (39,783) | 676,935 | - | - | - | - | - | 676,935 | 622,559 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 | 12,254 |
| Works in progress | 1,194,612 | 563,590 | - | (469,900) | 1,288,302 | - | - | - | - | - | 1,288,302 | 1,194,612 |
| Total | 10,943,726 | 718,010 | 2,107 | - | 11,659,629 | 4,463,365 | - | 102,738 | | 4,566,103 | 7,093,526 | 6,480,361 |

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

LOANS

Short-term and long-term loans as of March 31, 2018 and December 31, 2017 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of March 31, 2018 and 2017 is the following:

The maturities of the current and non-current loans as of March 31, 2018 are as follows:

After March 31, 2018, the Company decided to purchase and redeems the total amount of its existing 2014 EMTN Program Series 1 Notes (see Note 24).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following are the maturities of the financial leasing in force as of March 31, 2018:

15.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the deferred tax composition disclosed by the Company as of December 31, 2017.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the three-month periods ended March 31, 2018 and 2017 is as follows:

16.

PROVISIONS

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

1.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2017.

The categories of financial assets and liabilities as of March 31, 2018 and December 31, 2017 are as follows (According to the transition methods chosen, the comparative information has not been restated, see Note 3):

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

| December 31, 2017 | | | | |
|---|---|---|---|---|
| | Financial assets at fair value | Financial assets held to maturity | Loans and other receivables | Total |
| **CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 2,033,540 | 2,033,540 |
| Other receivables | - | - | 183,185 | 183,185 |
| Other financial assets at amortized cost | - | 1,438,317 | 7,111 | 1,445,428 |
| Other financial assets at fair value through profit or loss | 220,229 | - | - | 220,229 |
| Cash and cash equivalents | 1,327,974 | - | 1,324,829 | 2,652,803 |
| **Total current assets** | **1,548,203** | **1,438,317** | **3,548,665** | **6,535,185** |
| | | | | |
| **NON-CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 3,055 | 3,055 |
| Other receivables | - | - | 9,542 | 9,542 |
| Other financial assets at amortized cost | - | - | 14,473 | 14,473 |
| **Total non-current assets** | - | - | **27,070** | **27,070** |
| **Total assets** | **1,548,203** | **1,438,317** | **3,575,735** | **6,562,255** |

| | Financial liabilities at fair value | Other financial liabilities | Total |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Trade payables | - | 1,453,303 | 1,453,303 |
| Loans | - | 1,329,270 | 1,329,270 |
| Payroll and social security taxes payables | - | 191,657 | 191,657 |
| Other payables | - | 33,547 | 33,547 |
| **Total current liabilities** | - | **3,007,777** | **3,007,777** |
| | | | |
| **NON-CURRENT LIABILITIES** | | | |
| Loans | - | 3,169,760 | 3,169,760 |
| **Total non-current liabilities** | - | **3,169,760** | **3,169,760** |
| **Total liabilities** | - | **6,177,537** | **6,177,537** |

1.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). The mutual funds mainly made their placements in letters issued by the Central Bank of the Argentine Republic.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of March 31, 2018:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of March 31, 2018, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2014 Notes at March 31, 2018, based on their quoted market price:

18

REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements. The update information for the three-month period ended March 31, 2018 is described below:

a)

General framework of the regulated segment and general tariff situation

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations. As a result of the foregoing, (i) TGS is entitled to the final tariff increase stipulated in Resolution No. 4362/2017 (finally granted by Resolution No. 310/2018 –“Resolution 310”-), and (ii) TGS and its shareholders must withdraw before June 26, 2018 any claims made against the Government due to the impact in its business as a result of the Public Emergency Law, including the ICSID Claim.

In this regard and in the context of the public hearing held on February 20, 2018, by means of Resolution 310, dated March 27, 2018, ENARGAS granted an increase of 50% over the tariff of the natural gas transportation service and the CAU. It should be noted that this increase includes the last stage of the total tariff increase granted by Resolution 4362, of 214.2% and 37% in the natural gas transportation service and in the CAU, respectively, that within the framework of Resolution No. 74/2017 of the MINEM provided that it should be granted in 3 stages.

On May 4, 2018, ENARGAS notified TGS the full compliance with 2016 Investment Plan that was committed by the Company in the Transitional Agreement concluded on February 24, 2016.

After having effectively complied with the 2016 Investment Plan and having completed the RTI process, the Company does not have regulatory restrictions for the distribution and payment of dividends.

Acquisition of the Rights of Arbitration Proceedings

As of the date of issuance of these condensed interim consolidated financial statements, by agreement with the National Government, the Arbitration Proceeding before the ICSID is suspended until July 15, 2018.

As mentioned above, as provided for in the 2017 Integral Renegotiation Agreement, the Company must desist from such claim prior to June 26, 2018.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

Regulatory Framework for non-regulated segments

On March 27, 2018, the Secretariat of Hydrocarbon Resources ("SRH") issued Resolution No. 5/2018, which increases as from April 1, 2018, the price of the products contributed to the Households with Bottles Program ("Plan Hogar") created by Decree No. 470/15 to Ps. 5.416 and Ps. 5,502 per ton of butane and propane, respectively. On the other hand, the compensation received from the National Government remained at Ps. 550 / tn.

Regarding the propane sold through the Propane for Networks Agreement, in April 2018, the Company initiated the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established.

As of March 31, 2018, the Argentine Government owes the Company Ps. 212,499 for these concepts.

19

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of March 31, 2018 and 2017, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)

Dividends Distribution

After having effectively complied with the 2016 Investment Plan and having completed the RTI process, the Company does not have regulatory restrictions for the distribution and payment of dividends.

20

LEGAL CLAIMS AND OTHER MATTERS

The main changes occurring between January 1, 2018 and the date of issuance of these condensed interim consolidated financial statements are as follows. For further information regarding the claims and legal matters of the Company, see Note 19 “Legal Claims and Other Matters” to the consolidated financial statements as of December 31, 2017, issued on March 7, 2018.

a)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On March 14, 2018, the Company obtained a new extension of the precautionary measure over the action for annulment of the Resolutions (which prevents the National Government from claiming to TGS the payment of the amounts resulting from the new value of the Charge for the period from November 2011 to March 2016), thus extending its validity until September 2018, or until the dictating of the sentence that solves the matter, whichever occurs sooner.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution 28.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

Arbitral claim

On April 20, 2018, the Company was notified by the International Court of Arbitration (“ICC”) that on April 18, 2018, that entity received the draft judgment from the Arbitral Tribunal, which was finally approved on May 4, 2018. As of the date of issuance of these interim condensed consolidated financial statements, the Company has not yet been notified of the result of the judgment.

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is inadmissible.

The external legal counsels of the Company understand that as of the date of the issuance of these condensed interim consolidated financial statements, based on the defense arguments made and the evidence presented by TGS, it is more likely than not that the position of TGS will prevail.

21

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the three-month periods ended March 31, 2018 and 2017 were Ps. 20,526 and Ps. 16,009, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2018 and December 31, 2017 is as follows:

The detail of significant transactions with related parties for the three-month period ended March 31, 2018 and 2017 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Three-month period ended March 31, 2018:

Three-month period ended March 31, 2017:

22

ASSOCIATES AND JOINT AGREEMENT

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina (being merged with Pampa Energía) holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The Work will generate a joint revenue of approximately Ps. 946 million (VAT included) and the maximum execution period was set in 365 days, counted from the signing of the certificate of commencement of the works, held on November 15, 2017.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of March 31, 2018, the UT has received the first advance payment from the National Government. Nevertheless, the Work is being executed.

23   CONTRACTUAL OBLIGATIONS

The contractual commitments are described in Note 21 to the annual consolidated financial statements. The news for the three-month period ended March 31, 2018 are described below:

Vaca Muerta Project:

On April 3, 2018, TGS, the province of Neuquén and Gas y Petróleo de Neuquén S.A., signed an agreement which grants TGS the transport concession and will allow the Company to invest in gathering pipelines and treatment plants that will permit the injection of the natural gas proceeding from the existing gas projects in the basin to Neuba II natural gas pipeline.

The gathering pipeline, which will connect the Rincón La Ceniza area to the main transportation systems, will have a transportation capacity of 1.3 Bcf/d and a length of 57 miles. The treatment plant, which will adapt the quality of the natural gas before it enters the main natural gas transportation pipelines, will have an initial capacity of 177 MMcf/d. The amount of the investment related to the project’s first stage is estimated in U.S.$250 million and its execution will be implemented throughout the rest of the year 2018 and during part of the year 2019.

24

SUBSEQUENT EVENTS

There were no significant subsequent events between the end of the three-month period ended March 31, 2018 and the date of the approval (issuance) of these condensed interim consolidated financial statements in addition to those mentioned below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Issuance of Notes

On May 2, 2018, within the framework of the Short and Medium Term Notes Program for a maximum amount of US$700,000,000 approved by the CNV (the "2017 Program"), the Company issued the Series 2 Notes (the "2018 Notes") according to the following characteristics:

	2018 Notes

Amount in US$	500,000,000
Interest Rate	6.75% anual
Issuance price	99.725%
	Scheduled payment date	Percentage of original principal amount
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,226 and 18,938 dated January 3, 2014 and September 15, 2017, respectively.

The net cash flow of the 2018 Notes was US$ 495,537,500. The Company will allocate the net funds received to the (i) purchase of Series 1 notes (and related expenses), (ii) redemption of Series 1 notes and (iii) the realization of capital expenditures.

Purchase and total redemption of 2014 Notes

On April 19, 2018, the Company made an offer to exchange the 2014 Notes to its financial creditors.

The acceptance period for this offer expired on April 26, 2018, taking into consideration the percentage of acceptance received that amounted to 41.8%. Said exchange offer was made in cash to each registered holder. The Company financed the purchase of the 2014 Notes with the funds derived from the issuance of Notes mentioned above. The total amount paid to carry out said purchase amounted to US$ 86,511,165.

After said cancellation, the total amount of the outstanding debt for the 2014 Notes amounts to US$ 111,504,730.

Additionally, on May 2, 2018, TGS informed the decision adopted at the Board of Directors’ Meeting held on April 13, 2018, by which the balance remaining on the date of redemption of the 2014 Notes will be redeemed. Said redemption will be made on June 1, 2018 for an amount of US$ 74,336,487 at a price equivalent to 104.813% of the nominal value plus interest accrued.

Decisions adopted by the Ordinary and Extraordinary Shareholders' Meeting held on April 10, 2018 (the “Shareholders Meeting”)

 The Shareholders Meeting, among others, resolved the following items of the agenda:

• It was approved that the total comprehensive income for the year ended December 31, 2017, which amounted to Ps. 2,793,263 (in thousands) is allocated to the Reserve for Future Dividends, which added to the remaining balance of the Reserve for Future Dividends constituted by the Ordinary and Extraordinary General Meeting held on April 26, 2017, totals the sum of Ps. 3,705,273 (in thousands).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Likewise, it was proposed to delegate to the Board of Directors the power to decide on the allocation of said reserve at the time and for the amount the Board considers it necessary (always respecting the upper limit and the guidelines set by the Shareholders’ Meeting).

• The approval of the extension of the 2017 Program.

25

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by May 9, 2018, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2396 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in

Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises:  (a) the consolidated statement of financial position at March 31, 2018, (b) the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2017 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4. Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

www.ey.com

English translation of the original report issued in Spanish for publication in Argentina financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

Other matters

6. The figures and other information referred to March 31, 2017 arise from the respective condensed interim financial statements, which were reviewed by Price Waterhouse & Co S.R.L. who expressed a conclusion with no observations on those financial statements dated at May 10, 2017.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)

The condensed interim consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and based on our review, nothing came to our attention that causes us to believe that such financial statements are not prepared, in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV;

b)

The condensed  interim consolidated financial statements  of Transportadora de Gas del Sur S.A. as of March 31, 2018 arise from accounting records kept in all formal respects in accordance with current legal regulations;

c)

The information included in points 3, 4, 5 and 7 in the “Analysis of financial conditions and results of operations  for the three-month period ended March 31, 2018”, which is presented together with the interim condensed financial statements to comply with CNV regulations, arise from the corresponding condensed interim consolidated financial statement at March 31, 2018 and from the condensed interim consolidated financial statements at March 31, 2017, 2016, 2015 and 2014, which are not attached to this document and on which Price Watherhouse & Co. S.R.L. issued their review reports on May 10, 2017,  May 4, 2016, April 28, 2015 and April 23, 2014, respectively.

d)

At March 31, 2018 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 35,403,200, none of which was claimable at that date.

2

English translation of the original report issued in Spanish for publication in Argentina

City of Buenos Aires, May 9, 2018.

PRICE WATERHOUSE & CO. S.R.L. C.P.C.E.C.A.B.A. Tº 1 Fº 17 (Socio)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L C.P.C.E.C.A.B.A. T°1 F°13 (Socio)
Dr. Fernando A. Rodriguez Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 264 F° 112	Ezequiel A. Calciati Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 163 F° 233

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: May 23, 2018

Footnotes

1() Not covered by Auditor’s Report on Review of Interim Financial Information, except for items 3, 4, 5 and 7.

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

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